EXHIBIT 99.1

PRESS RELEASE

Borqs Technologies Received $15 million, Larger than Forecasted Purchase Orders of Enterprise Handheld Android Computer Products

from a U.S. Fortune 500 Company for Worldwide Markets

Santa Clara, California, November 30, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G semiconductor chip design, Internet of Things (IoT) solutions, and innovative clean energy, today announced that the Company’s wholly owned subsidiary, Borqs Hong Kong Limited, has received $15 million of purchase orders, at 50% larger than previously forecasted in June, from a reputable U.S. Fortune 500 Company to supply multiple models of enterprise Android based handheld computer products for the U.S., EU and Asian markets.

The Company has already begun volume mass production on various models of the handheld computer products and has shipped about 10% of the orders. Subjected to the pending availability of components, may deliver up to 20% of the order by yearend 2021, with the bulk to be completed by 1st half of 2022. Borqs develops these rugged handheld computer products with key technologies which are first catered particularly for the U.S. market, including the latest radio bands, integrated scanner, etc. The device has passed radio certifications required for the U.S. and European market. These devices increase productivity in retail, healthcare, point of sales (POS), pickup and delivery, and field service applications, and will eventually be distributed to the EU and Asian markets as well.

Borqs expects the mobile handheld market to grow steadily as the retail market recovers after the Covid-19. According to Express News, “The global Handheld Rugged Mobile Computer market size is projected to reach at a considerable rate during the forecast period, between 2020 and 2026. In 2020, the market was growing at a steady rate and with the rising adoption of strategies by key players, the market is expected to rise over the projected horizon.” https://www.theexpresswire.com/pressrelease/Handheld-Rugged-Mobile-Computer-Market-Share-2021-Growth-Opportunities-with-Covid-19-Impact-Analysis-Business-Structure-with-Top-Key-Players-Size-Development-Plans-and-Challenges-Forecast-to-2026_12157967

Based on the report, the major key players in the handheld rugged mobile computer market include:

•	Honeywell
•	Zebra Technologies
•	Datalogic
•	Panasonic
•	Handheld Group
•	CIPHERLAB
•	TouchStar Technologies
•	Juniper Systems
•	Aceeca
•	Advantech

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Borqs recently acquired controlling interests in a solar energy storage systems company in the U.S.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the purchase orders as described herein may not be completed or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com